
02041784

FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION


PROCESSING
RECEIVED
JUN 25 2002
SEC MAIL
SECTION
154
WASH., D.C.

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a - 16 or 15d -16
of the Securities Exchange Act of 1934

For the Month of June, 2002

Gilat Satellite Networks Ltd.
(Translation of Registrant's Name into English

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes_______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto and incorporated by reference herein is Registrant's press release dated June 18, 2002, announcing new customers in Korea, Mongolia and the Philippines.

Attached hereto and incorporated by reference herein is Registrant's press release dated June 18, 2002, announcing its recognition as India's leading VSAT provider and the expansion of its activities in India.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

By: 
Yoav Leibovitch
Chief Financial Officer

Dated: June 18, 2002

BW2736 JUN 17,2002 17:04 PACIFIC 20:04 EASTERN

(BW)(GILAT-SATELLITE)(GILTF) Gilat Satellite Networks Recognized as India's Leading VSAT Provider; Gilat Expands Its Activities in India, Announces New Customers for Its 360E Broadband VSAT Platform

Business Editors

PETAH TIKVA, Israel--(BUSINESS WIRE)--June 18, 2002--Gilat Satellite Networks Ltd. (Nasdaq: GILTF) today announced it has expanded its business operations in India and has been recognized as India's leading VSAT provider.

According to the May 2002 issue of India's Voice & Data magazine, Gilat captured nearly 70 percent of the market for Time Division Multiple Access (TDMA) VSATs for the period April 2001 through March 2002. Gilat also completed its move to a larger office facility in the South Delhi district, effectively doubling its office capacity.

In the most recent new-contract development, Gilat has been selected by its long-time customer HCL Comnet Ltd. to provide a 360E satellite hub station and 500 VSAT terminals. HCL Comnet has also completed the deployment of a nationwide, 600-site broadband satellite communications network for the State Bank of India (SBI). SBI, India's largest bank, is using Gilat's Skystar Advantage(R) and 360E VSATs for automatic teller machine (ATM) applications, as well as other interactive data applications.

HCL Comnet Chief Operating Officer Sanjeev Nikore said, "We believe the 360E broadband platform is the right product to support our entry into the broadband Internet access market. We also expect to use the 360E to support our existing customers' enterprise networking applications."

Bharti Broadband Networks Ltd. was the first company in India to choose the 360E platform and eventually established for its client Sahara India one of the largest shared hub systems in Indian VSAT history. Within the past several months, Bharti Broadband Networks has secured orders for more than 3,000, 360E VSATs - including 1,420 sites for Sahara India alone. Sahara India is using this two-way VSAT network for its parabanking applications and later expects to expand the scope of applications to Internet access, tele-education and news gathering. Earlier this year, Bharti Broadband launched its Skymantra-Power Internet service - based on the 360E platform - for the corporate, small-to-medium enterprise (SME) and small office-home office (SOHO) markets.

Bharti Broadband Chief Executive Officer Ashok Juneja said, "Indian businesses now have access to extremely robust and scalable technology that provides the true broadband experience, regardless of geographic location. That is where our Skymantra-Power Internet service excels."

Comsat Max Ltd., another long-standing customer of Gilat in India, chose the 360E platform in October 2001 and has already purchased 1,000 units. Comsat Max Managing Director Sudipta Sen said, "Throughout the years, Gilat has continually proven to be the VSAT technology leader by introducing new products that effectively serve new market segments. We are satisfied with the support provided to us by Gilat and believe the 360E is the right product to support our entry into India's consumer/enterprise broadband market in India. Comsat Max has successfully installed new systems in leading organizations such as Punjab National Bank, ICICI Bank and HDFC Bank. Comsat Max, along with Gilat, today enjoys a clear leadership position in the banking and finance segment - having deployed more than 1,200 VSATs for ATM connectivity for various banks."

Erez Antebi, Gilat's General Manager for Asia, Africa and Pacific Rim, said, "India continues to fulfill its promise as one of the world's fastest-growing markets for VSAT technology. With the acquisition of the 360E platform by three major VSAT service providers in India, we have completed our consolidation of the TDMA segment in the country."

Antebi added, "We also find it gratifying to know that our technology is used to bring the power of high-speed Internet access - as well as interactive data applications - to consumers, SOHOs and corporate users throughout the country. Continuing our successful relationship with Comsat Max, HCL Comnet and Bharti Broadband helps ensure we will maintain our leadership in the Indian VSAT market."

About Gilat Satellite Networks Ltd.

Gilat Satellite Networks Ltd., with its global subsidiaries Spacenet Inc. and Gilat Latin America, is a leading provider of telecommunications solutions based on Very Small Aperture Terminal (VSAT) satellite network technology - with nearly 400,000 VSATs shipped worldwide. Gilat markets the Skystar Advantage, DialAw@y IP, FaraWay, 360E and SkyBlaster(a) 360 VSAT products in more than 70 countries around the world. The Company provides satellite-based, end-to-end enterprise networking and rural telephony solutions to customers across six continents, and markets interactive broadband data services. The Company is a joint venture partner in SATLYNX, a provider of two-way satellite broadband services in Europe, with SES GLOBAL and, upon closing and following regulatory approval, Alcatel Space and SkyBridge, subsidiaries of Alcatel. Skystar Advantage(R), DialAw@y IP (TM) and FaraWay(TM) are trademarks or registered trademarks of Gilat Satellite Networks Ltd. or its subsidiaries. Visit Gilat at www.gilat.com. ((a)SkyBlaster is marketed in the United States by StarBand Communications Inc. under its own brand name.)

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

--30--ah/ny*

CONTACT: Gilat Media Contact:
Schneider Communications
Stan Schneider, 954/435-3310
stan@schneidercom.com
or
Gilat Investor Contact:
Gilat Satellite Networks
Tim Perrott, 703/848-1515
tim.perrott@spacenet.com

KEYWORD: INTERNATIONAL AFRICA/MIDDLE EAST ISRAEL INDIA
INDUSTRY KEYWORD: NETWORKING TELECOMMUNICATIONS
SOURCE: Gilat Satellite Networks Ltd.



BW2730 JUN 17,2002 17:01 PACIFIC 20:01 EASTERN

(BW)(GILAT-SATELLITE-NETWORKS)(GILTF) Gilat Announces New Customers in Korea, Mongolia and the Philippines; New Skystar Advantage and DialAw@y IP Networks Comprise More Than 560 Sites

Business Editors

PETAH TIKVA, Israel--(BUSINESS WIRE)--June 18, 2002--Gilat Satellite Networks Ltd. (Nasdaq: GILTF) today announced it has signed contracts with three Asian companies for the deployment of broadband satellite communications networks at more than 560 sites.

Gilat is providing Korea Telecom International (KTI) with 345 units of its Skystar Advantage(R) VSAT product. The two-way, Internet Protocol (IP)-optimized VSAT equipment is expected to enable KTI to deploy a wide range of interactive data and web-based applications for the education and corporate markets. As a shared-hub operator, KTI expects to use the Skystar Advantage network initially to provide private education centers with interactive distance learning services that will enable transmission of educational materials and lectures from a central location to hundreds of remote sites. KTI also expects to use the VSAT network to provide corporations with enterprise-wide Internet access, IP-based interactive data and corporate training applications. KTI, based in Seoul, is a wholly owned subsidiary of Korea Telecom.

Radio Communications of the Philippines, Inc. (RCPI) - in partnership with First VSAT and LAN Resource, Inc. - has selected Gilat for a 159-site DialAw@y IP(TM) fixed rural satellite telephony network for use in public call offices (PCOs) throughout the Philippines. The VSAT network also includes the provision of high-speed Internet connectivity.

Gilat was also selected by Incomnet LLC to provide a two-way, DialAw@y IP network for use throughout independent Mongolia. The network, which includes a hub station and an initial order of 60 VSAT terminals, is expected to be used by Incomnet to provide consumers and businesses with telephony and high-speed Internet service in the financial services, mining, tourism, retail petroleum and government markets.

DialAw@y IP is one of the only VSAT products capable of providing high-speed Internet connectivity, fax and toll-quality telephony service on a single, low-cost platform. Each unit supports a PC/LAN connection and up to six telephone channels.

Erez Antebi, Gilat's Vice President and General Manager for Asia, Africa and Pacific Rim, said, "These new contracts demonstrate Gilat's continued expansion of its business in Asia. Tens of thousands of users throughout Asia now have access to Gilat VSAT technology in the enterprise computing, rural telephony and high-speed Internet markets."

About Gilat Satellite Networks Ltd.

Gilat Satellite Networks Ltd., with its global subsidiaries Spacenet Inc. and Gilat Latin America, is a leading provider of telecommunications solutions based on Very Small Aperture Terminal (VSAT) satellite network technology - with nearly 400,000 VSATs shipped worldwide. Gilat markets the Skystar Advantage, DialAw@y IP, FaraWay, 360E and SkyBlaster(a) 360 VSAT products in more than 70 countries around the world. The Company provides satellite-based, end-to-end enterprise networking and rural telephony solutions to customers across six continents, and markets interactive broadband data services. The Company is a joint venture partner in SATLYNX, a provider of two-way satellite broadband services in Europe, with SES GLOBAL and, upon closing and following regulatory approval, Alcatel Space and SkyBridge, subsidiaries of Alcatel. Skystar Advantage(R), DialAw@y IP (TM) and FaraWay(TM) are trademarks or registered trademarks of Gilat Satellite Networks Ltd. or its subsidiaries. Visit Gilat at www.gilat.com. ((a)SkyBlaster is marketed in the United States by StarBand Communications Inc. under its own brand name.)

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

--30--kf/ny* sw/ny

CONTACT: Media:
Schneider Communications
Stan Schneider, 954/435-3310
stan@schneidercom.com
or
Investor Relations:
Tim Perrott, 703/848-1515
tim.perrott@spacenet.com

KEYWORD: NEW YORK ISRAEL INTERNATIONAL AFRICA/MIDDLE EAST
INDUSTRY KEYWORD: COMPUTERS/ELECTRONICS INTERNET
TELECOMMUNICATIONS
SOURCE: Gilat Satellite Networks Ltd.


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